October 23, 2013	Please reply to:
Los Angeles Office
Direct Tel: (213) 542-2121
egelfand@gghslaw.com

Our File No. 4323.01

Via E-Mail: Bednarowskis@sec.gov

Ms. Sonia Bednarowski

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Save The World Air, Inc./ Response to Comments regarding Preliminary Proxy Materials

Dear Ms. Bednarowski:

As you know, we represent Save The World Air, Inc. ("STWA") in connection with this matter.

We have amended STWA's Preliminary Notice of Annual Meeting, Preliminary Proxy Statement and Preliminary Proxy Card in accordance with your comments as relayed to me during our telephone conversation on October 21, 2013. The aforementioned amended preliminary proxy documents are being filed herewith in marked, red-lined form.

You provided me with three comments, as follows: (i) Add a proposal for a non-binding advisory vote on compensation for executive officers pursuant to SEC Rule 14a-21; (ii) Add a proposal for a non-binding advisory vote on the frequency of an advisory vote on executive compensation pursuant to SEC Rule 14a-21 ; and, (iii) Change total capitalization to total par value referenced in proposal 3. In accordance with the foregoing comments, the amendments are as follows:

1. Two (2) proposals (proposals 4 and 5) have been added to STWA's Notice of 2013 Annual Meeting of Stockholders, one related to a non-binding advisory vote on executive compensation and the other related to the frequency on an advisory vote on executive compensation.

2. Page 1 of STWA's Proxy Statement has been revised to reference new proposals 4 and 5.

3. Page 10 of STWA Proxy Statement, under Proposal 3, has been revised to change "capitalization" to "par value." Please also note that under Proposal 3 we also added language confirming STWA's Board's fiduciary responsibilities to the Company and its shareholders.

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GARTENBERG GELFAND HAYTON & SELDEN LLP

Sonia Bednarowski

October 23, 2013

4. Pages 10 and 11 of STWA's Proxy Statement now include a discussion of Proposals 4 and 5.

5. We have also added a sentence at page 15 of STWA's Proxy Statement re the Company's CEO's compensation.

6. STWA's Proxy Card has been amended to include Proposals 4 and 5.

Please contact me with any further comments or questions. Additionally, STWA's contact person in this matter is its CFO/President, Gregg Bigger. Mr. Bigger's e-mail address is gregg.bigger@stwa.com.

Very truly yours,

/s/ Edward S. Gelfand

Edward S. Gelfand

ESG/bnm

cc: Save The World Air, Inc. (via e-mail)